# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Procaps Group, S.A., CIK 0001863362
CUSIP: L7756P102
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Address of issuer's principal executive offices: 9 RUE DE BITBOURG, LUXEMBOURG, Luxembourg (N4), L-1273
Date of event which requires filing of this statement: 04/09/2025
Filed by CIK 0002064745
Persons authorized to receive notices and communications: Ezequiel A. Camerini, Esq., c/o Fox Horan & Camerini LLP, 885 Third Avenue, 17th Floor, New York, New York (NY), 10022, (212) 480-4800

## Reporting persons
- Flying Fish Ventures, L.P. (CIK 0002064745): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: working capital (WC); sole voting power 484,202,796; shared voting power 1,593,346,647; sole dispositive power 484,202,796; shared dispositive power 0; aggregate amount beneficially owned 2,077,549,443 (84.38% of the class)
  Comment: Rows 7 and 9: This number represents the sum of 484,202,796 ordinary shares ("Ordinary Shares") of Procaps Group, S.A. (the "Issuer" or the "Company") that are currently held by Flying Fish Ventures L.P. ("Ventures") of which: (a) 2,660,000 Ordinary Shares were previously held by Ventures, (b) 443,700,169 Ordinary Shares were issued to Ventures pursuant to the Subscription Agreement dated April 3, 2025, entered into among Ventures, Santana S.A. ("Santana"), Saint Thomas Commercial S.A. ("ST Commercial") and the Company (the "Santana Investors Subscription Agreement"); (c) 8,514,835 Ordinary Shares were issued to Ventures pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into among the Issuer, Ventures, Santana and ST Commercial (the "Santana Investors Conversion Agreement") in connection with the conversion of secured convertible notes in the principal amount of US$537,541.58, acquired by Ventures as a result of the assignment from Hoche Partners Pharma Holding S.A. ("Hoche") to Santana, ST Commercial and Ventures of certain rights to the secured convertible notes (the "Secured Convertible Notes") issued by the Company under that certain Secured Convertible Note Subscription Agreement, originally entered into on November 29, 2024, as amended by that certain Amendment No. 1 dated, April 3, 2025 between Hoche and the Issuer (the "Note Subscription Agreement"); and (d) 29,327,792 Ordinary Shares issuable to Ventures at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,851,463.54 (the "Ventures Closing Warrant"), issued by the Company to Ventures on April 9, 2025 pursuant to the Santana Investors Conversion Agreement, following an assignment of rights to receive such warrant from Hoche to Ventures.
  
  Row 8: This number represents the sum of (I) (i) 15,877,516 Ordinary Shares previously held by Hoche, and (ii) 610,618,300 Ordinary Shares issued to Hoche pursuant to the Subscription and Conversion Agreement entered into between Hoche and the Company dated as of April 9, 2025 (the "Hoche Conversion Agreement") in connection with the conversion of Secured Convertible Notes in the principal amount of $38,548,333.33 issued under the Note Subscription Agreement, at a conversion price of $0.06313 per share; and (iii) 79,201,647 Ordinary Shares issuable to Hoche under a warrant (the "Hoche Closing Warrant") issued to Hoche by the Company on April 9, 2025, for a face amount of $5,000,000 (the "Hoche Closing Warrant Amount"), which may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Hoche Closing Warrant Amount by $0.06313; (II) 67,333,746 Ordinary Shares held by the Sognatore Trust, ("Sognatore"), the Simphony Trust ("Simphony"), and the Deseja Trust ("Deseja" and together with Sognatore and Simphony, the "Minski Trusts"), over which the Minski Trusts have granted an irrevocable proxy (the "Proxy") to Hoche further to the shareholder nomination and voting agreement (the "Minski Shareholder Nomination Agreement"), entered into between Hoche, Alejandro Weinstein (an individual that controls Hoche), Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony, and Commonwealth Trust Company, acting as trustee of Deseja. (The Proxy has been granted to Hoche until (x) the termination of the Minski Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein's term as Chairman of the Board of Directors of the Company; or (z) the voluntary resignation of Alejandro Weinstein as Chairman of the Board of Directors of the Company, whichever is earlier. However, the Proxy does not apply in connection with certain change of control events or amendment of the size or composition of the Board of Directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders that are parties to the Minski Shareholder Nomination Agreement ("Supermajority Approval")); (III) the aggregate number of Ordinary Shares held by (or issuable to) Becaril S.A. ("Becaril") or Chemo Project S.A. ("Chemo"), consisting of: (i) with respect to Becaril: (a) 299,560,430 Ordinary Shares issued to Becaril pursuant to the Subscription Agreement dated April 3, 2025 entered into among Becaril, Chemo and the Issuer (the "Insud Investors Subscription Agreement"), (b) 5,748,719 Ordinary Shares issued to Becaril pursuant to that certain Subscription and Conversion Agreement dated April 9, 2025 entered into among the Issuer, Chemo, and Becaril (the "Insud Investors Conversion Agreement") as a result of the assignment to Becaril from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, and (c) 19,800,411 Ordinary Shares issuable to Becaril at an exercise price of $0.06313 per share,upon the exercise of a warrant in the face amount of US$1,250,000 (the "Becaril Closing Warrant"), issued by the Company to Becaril on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Becaril; (ii) with respect to Chemo: (a) 299,560,430 Ordinary Shares issued to Chemo pursuant the Insud Investors Subscription Agreement, (b) 5,748,719 Ordinary Shares issued to Chemo pursuant to the Insud Investors Conversion Agreement as a result of the assignment to Chemo from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, (c) 19,800,411 Ordinary Shares issuable to Chemo at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,250,000 (the "Chemo Closing Warrant"), issued by the Company to Chemo on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Chemo; and (IV) the aggregate number of Ordinary Shares held by (or issuable to) ST Commercial or Santana, consisting of: (i) with respect to ST Commercial: (a) 280,000 Ordinary Shares previously held by ST Commercial, (b) 77,710,343 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by ST Commercial as a result of an assignment from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to ST Commercial at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "ST Commercial Closing Warrant"), issued by the Company to ST Commercial on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to ST Commercial; and, (ii) with respect to Santana: (a) 1,140,000 Ordinary Shares previously held by Santana; (b) 77,710,343 Ordinary Shares issued to Santana pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to Santana pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by Santana as a result of an assignment of rights from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to Santana at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "Santana Closing Warrant"), issued by the Company to Santana on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to Santana. On April 9, 2025, Ventures, ST Commercial, Santana, Becaril, Chemo and Hoche (collectively, the "Anchor Investors") entered into a Shareholder Nomination and Voting Agreement (the "Voting Agreement") pursuant to which the Anchor Investors agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche (the "Hoche Nominees") to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Separately, the Anchor Investors (other than Hoche) agreed among themselves to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment one individual designated by Chemo (the "Chemo Nominee"), (ii) one individual designated by Becaril (the "Becaril Nominee" and, jointly with the Chemo Nominee, the "Chemo-Becaril Nominees"), and (iii) two individuals designated by Ventures, ST Commercial and Santana, (collectively the "Santana Investors' Nominees") provided that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors' Nominees shall be independent directors. Additionally, the Voting Agreement provides that the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the date of the Voting Agreement and the Company achieving certain annual consolidated EBITDA targets. Accordingly, the Reporting Persons may be deemed to have voting power with respect to an aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors (excluding the Reporting Persons), over which the Reporting Persons may be deemed to share voting power pursuant to the Voting Agreement.
  
  Row 11 This number represents the sum of (I) the aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors, over which Ventures may be deemed to share voting power pursuant to the Voting Agreement; and (II) the aggregate of 484,202,796 Ordinary Shares over which Ventures has sole voting power, including the Ordinary Shares directly held by Ventures and the Ordinary Shares issuable to Ventures upon exercise of the Ventures Closing Warrant.
  
  Row 13 Based on 2,462,268,603 Ordinary Shares outstanding upon completion of the transactions described herein.
- Magnolia Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 484,202,796; shared voting power 1,593,346,647; sole dispositive power 484,202,796; shared dispositive power 0; aggregate amount beneficially owned 2,077,549,443 (84.38% of the class)
  Comment: *** Rows 7 and 9: This number represents the sum of 484,202,796 ordinary shares ("Ordinary Shares") of Procaps Group, S.A. (the "Issuer" or the "Company") that are currently held by Flying Fish Ventures L.P. ("Ventures") of which: (a) 2,660,000 Ordinary Shares were previously held by Ventures, (b) 443,700,169 Ordinary Shares were issued to Ventures pursuant to the Subscription Agreement dated April 3, 2025, entered into among Ventures, Santana S.A. ("Santana"), Saint Thomas Commercial S.A. ("ST Commercial") and the Company (the "Santana Investors Subscription Agreement"); (c) 8,514,835 Ordinary Shares were issued to Ventures pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into among the Issuer, Ventures, Santana and ST Commercial (the "Santana Investors Conversion Agreement") in connection with the conversion of secured convertible notes in the principal amount of US$537,541.58, acquired by Ventures as a result of the assignment from Hoche Partners Pharma Holding S.A. ("Hoche") to Santana, ST Commercial and Ventures of certain rights to the secured convertible notes (the "Secured Convertible Notes") issued by the Company under that certain Secured Convertible Note Subscription Agreement, originally entered into on November 29, 2024, as amended by that certain Amendment No. 1 dated, April 3, 2025 between Hoche and the Issuer (the "Note Subscription Agreement"); and (d) 29,327,792 Ordinary Shares issuable to Ventures at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,851,463.54 (the "Ventures Closing Warrant"), issued by the Company to Ventures on April 9, 2025 pursuant to the Santana Investors Conversion Agreement, following an assignment of rights to receive such warrant from Hoche to Ventures.
  
  Row 8: This number represents the sum of (I) (i) 15,877,516 Ordinary Shares previously held by Hoche, and (ii) 610,618,300 Ordinary Shares issued to Hoche pursuant to the Subscription and Conversion Agreement entered into between Hoche and the Company dated as of April 9, 2025 (the "Hoche Conversion Agreement") in connection with the conversion of Secured Convertible Notes in the principal amount of $38,548,333.33 issued under the Note Subscription Agreement, at a conversion price of $0.06313 per share; and (iii) 79,201,647 Ordinary Shares issuable to Hoche under a warrant (the "Hoche Closing Warrant") issued to Hoche by the Company on April 9, 2025, for a face amount of $5,000,000 (the "Hoche Closing Warrant Amount"), which may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Hoche Closing Warrant Amount by $0.06313; (II) 67,333,746 Ordinary Shares held by the Sognatore Trust, ("Sognatore"), the Simphony Trust ("Simphony"), and the Deseja Trust ("Deseja" and together with Sognatore and Simphony, the "Minski Trusts"), over which the Minski Trusts have granted an irrevocable proxy (the "Proxy") to Hoche further to the shareholder nomination and voting agreement (the "Minski Shareholder Nomination Agreement"), entered into between Hoche, Alejandro Weinstein (an individual that controls Hoche), Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony, and Commonwealth Trust Company, acting as trustee of Deseja. (The Proxy has been granted to Hoche until (x) the termination of the Minski Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein's term as Chairman of the Board of Directors of the Company; or (z) the voluntary resignation of Alejandro Weinstein as Chairman of the Board of Directors of the Company, whichever is earlier. However, the Proxy does not apply in connection with certain change of control events or amendment of the size or composition of the Board of Directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders that are parties to the Minski Shareholder Nomination Agreement ("Supermajority Approval")); (III) the aggregate number of Ordinary Shares held by (or issuable to) Becaril S.A. ("Becaril") or Chemo Project S.A. ("Chemo"), consisting of: (i) with respect to Becaril: (a) 299,560,430 Ordinary Shares issued to Becaril pursuant to the Subscription Agreement dated April 3, 2025 entered into among Becaril, Chemo and the Issuer (the "Insud Investors Subscription Agreement"), (b) 5,748,719 Ordinary Shares issued to Becaril pursuant to that certain Subscription and Conversion Agreement dated April 9, 2025 entered into among the Issuer, Chemo, and Becaril (the "Insud Investors Conversion Agreement") as a result of the assignment to Becaril from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, and (c) 19,800,411 Ordinary Shares issuable to Becaril at an exercise price of $0.06313 per share,upon the exercise of a warrant in the face amount of US$1,250,000 (the "Becaril Closing Warrant"), issued by the Company to Becaril on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Becaril; (ii) with respect to Chemo: (a) 299,560,430 Ordinary Shares issued to Chemo pursuant the Insud Investors Subscription Agreement, (b) 5,748,719 Ordinary Shares issued to Chemo pursuant to the Insud Investors Conversion Agreement as a result of the assignment to Chemo from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, (c) 19,800,411 Ordinary Shares issuable to Chemo at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,250,000 (the "Chemo Closing Warrant"), issued by the Company to Chemo on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Chemo; and (IV) the aggregate number of Ordinary Shares held by (or issuable to) ST Commercial or Santana, consisting of: (i) with respect to ST Commercial: (a) 280,000 Ordinary Shares previously held by ST Commercial, (b) 77,710,343 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by ST Commercial as a result of an assignment from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to ST Commercial at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "ST Commercial Closing Warrant"), issued by the Company to ST Commercial on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to ST Commercial; and, (ii) with respect to Santana: (a) 1,140,000 Ordinary Shares previously held by Santana; (b) 77,710,343 Ordinary Shares issued to Santana pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to Santana pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by Santana as a result of an assignment of rights from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to Santana at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "Santana Closing Warrant"), issued by the Company to Santana on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to Santana. On April 9, 2025, Ventures, ST Commercial, Santana, Becaril, Chemo and Hoche (collectively, the "Anchor Investors") entered into a Shareholder Nomination and Voting Agreement (the "Voting Agreement") pursuant to which the Anchor Investors agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche (the "Hoche Nominees") to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Separately, the Anchor Investors (other than Hoche) agreed among themselves to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment one individual designated by Chemo (the "Chemo Nominee"), (ii) one individual designated by Becaril (the "Becaril Nominee" and, jointly with the Chemo Nominee, the "Chemo-Becaril Nominees"), and (iii) two individuals designated by Ventures, ST Commercial and Santana, (collectively the "Santana Investors' Nominees") provided that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors' Nominees shall be independent directors. Additionally, the Voting Agreement provides that the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the date of the Voting Agreement and the Company achieving certain annual consolidated EBITDA targets. Accordingly, the Reporting Persons may be deemed to have voting power with respect to an aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors (excluding the Reporting Persons), over which the Reporting Persons may be deemed to share voting power pursuant to the Voting Agreement.
  
  Row 11 This number represents the sum of (I) the aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors, over which Ventures may be deemed to share voting power pursuant to the Voting Agreement; and (II) the aggregate of 484,202,796 Ordinary Shares over which Ventures has sole voting power, including the Ordinary Shares directly held by Ventures and the Ordinary Shares issuable to Ventures upon exercise of the Ventures Closing Warrant.
  
  Row 13 Based on 2,462,268,603 Ordinary Shares outstanding upon completion of the transactions described herein.
- Tomas Fernandez Mac Auliffe: type of reporting person: other (OO); citizenship or place of organization: Chile (F3); member of a group; source of funds: other (OO); sole voting power 484,202,796; shared voting power 1,593,346,647; sole dispositive power 484,202,796; shared dispositive power 0; aggregate amount beneficially owned 2,077,549,443 (84.38% of the class)
  Comment: Rows 7 and 9: This number represents the sum of 484,202,796 ordinary shares ("Ordinary Shares") of Procaps Group, S.A. (the "Issuer" or the "Company") that are currently held by Flying Fish Ventures L.P. ("Ventures") of which: (a) 2,660,000 Ordinary Shares were previously held by Ventures, (b) 443,700,169 Ordinary Shares were issued to Ventures pursuant to the Subscription Agreement dated April 3, 2025, entered into among Ventures, Santana S.A. ("Santana"), Saint Thomas Commercial S.A. ("ST Commercial") and the Company (the "Santana Investors Subscription Agreement"); (c) 8,514,835 Ordinary Shares were issued to Ventures pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into among the Issuer, Ventures, Santana and ST Commercial (the "Santana Investors Conversion Agreement") in connection with the conversion of secured convertible notes in the principal amount of US$537,541.58, acquired by Ventures as a result of the assignment from Hoche Partners Pharma Holding S.A. ("Hoche") to Santana, ST Commercial and Ventures of certain rights to the secured convertible notes (the "Secured Convertible Notes") issued by the Company under that certain Secured Convertible Note Subscription Agreement, originally entered into on November 29, 2024, as amended by that certain Amendment No. 1 dated, April 3, 2025 between Hoche and the Issuer (the "Note Subscription Agreement"); and (d) 29,327,792 Ordinary Shares issuable to Ventures at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,851,463.54 (the "Ventures Closing Warrant"), issued by the Company to Ventures on April 9, 2025 pursuant to the Santana Investors Conversion Agreement, following an assignment of rights to receive such warrant from Hoche to Ventures.
  
  Row 8: This number represents the sum of (I) (i) 15,877,516 Ordinary Shares previously held by Hoche, and (ii) 610,618,300 Ordinary Shares issued to Hoche pursuant to the Subscription and Conversion Agreement entered into between Hoche and the Company dated as of April 9, 2025 (the "Hoche Conversion Agreement") in connection with the conversion of Secured Convertible Notes in the principal amount of $38,548,333.33 issued under the Note Subscription Agreement, at a conversion price of $0.06313 per share; and (iii) 79,201,647 Ordinary Shares issuable to Hoche under a warrant (the "Hoche Closing Warrant") issued to Hoche by the Company on April 9, 2025, for a face amount of $5,000,000 (the "Hoche Closing Warrant Amount"), which may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Hoche Closing Warrant Amount by $0.06313; (II) 67,333,746 Ordinary Shares held by the Sognatore Trust, ("Sognatore"), the Simphony Trust ("Simphony"), and the Deseja Trust ("Deseja" and together with Sognatore and Simphony, the "Minski Trusts"), over which the Minski Trusts have granted an irrevocable proxy (the "Proxy") to Hoche further to the shareholder nomination and voting agreement (the "Minski Shareholder Nomination Agreement"), entered into between Hoche, Alejandro Weinstein (an individual that controls Hoche), Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony, and Commonwealth Trust Company, acting as trustee of Deseja. (The Proxy has been granted to Hoche until (x) the termination of the Minski Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein's term as Chairman of the Board of Directors of the Company; or (z) the voluntary resignation of Alejandro Weinstein as Chairman of the Board of Directors of the Company, whichever is earlier. However, the Proxy does not apply in connection with certain change of control events or amendment of the size or composition of the Board of Directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders that are parties to the Minski Shareholder Nomination Agreement ("Supermajority Approval")); (III) the aggregate number of Ordinary Shares held by (or issuable to) Becaril S.A. ("Becaril") or Chemo Project S.A. ("Chemo"), consisting of: (i) with respect to Becaril: (a) 299,560,430 Ordinary Shares issued to Becaril pursuant to the Subscription Agreement dated April 3, 2025 entered into among Becaril, Chemo and the Issuer (the "Insud Investors Subscription Agreement"), (b) 5,748,719 Ordinary Shares issued to Becaril pursuant to that certain Subscription and Conversion Agreement dated April 9, 2025 entered into among the Issuer, Chemo, and Becaril (the "Insud Investors Conversion Agreement") as a result of the assignment to Becaril from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, and (c) 19,800,411 Ordinary Shares issuable to Becaril at an exercise price of $0.06313 per share,upon the exercise of a warrant in the face amount of US$1,250,000 (the "Becaril Closing Warrant"), issued by the Company to Becaril on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Becaril; (ii) with respect to Chemo: (a) 299,560,430 Ordinary Shares issued to Chemo pursuant the Insud Investors Subscription Agreement, (b) 5,748,719 Ordinary Shares issued to Chemo pursuant to the Insud Investors Conversion Agreement as a result of the assignment to Chemo from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, (c) 19,800,411 Ordinary Shares issuable to Chemo at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,250,000 (the "Chemo Closing Warrant"), issued by the Company to Chemo on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Chemo; and (IV) the aggregate number of Ordinary Shares held by (or issuable to) ST Commercial or Santana, consisting of: (i) with respect to ST Commercial: (a) 280,000 Ordinary Shares previously held by ST Commercial, (b) 77,710,343 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by ST Commercial as a result of an assignment from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to ST Commercial at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "ST Commercial Closing Warrant"), issued by the Company to ST Commercial on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to ST Commercial; and, (ii) with respect to Santana: (a) 1,140,000 Ordinary Shares previously held by Santana; (b) 77,710,343 Ordinary Shares issued to Santana pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to Santana pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by Santana as a result of an assignment of rights from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to Santana at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "Santana Closing Warrant"), issued by the Company to Santana on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to Santana. On April 9, 2025, Ventures, ST Commercial, Santana, Becaril, Chemo and Hoche (collectively, the "Anchor Investors") entered into a Shareholder Nomination and Voting Agreement (the "Voting Agreement") pursuant to which the Anchor Investors agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche (the "Hoche Nominees") to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Separately, the Anchor Investors (other than Hoche) agreed among themselves to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment one individual designated by Chemo (the "Chemo Nominee"), (ii) one individual designated by Becaril (the "Becaril Nominee" and, jointly with the Chemo Nominee, the "Chemo-Becaril Nominees"), and (iii) two individuals designated by Ventures, ST Commercial and Santana, (collectively the "Santana Investors' Nominees") provided that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors' Nominees shall be independent directors. Additionally, the Voting Agreement provides that the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the date of the Voting Agreement and the Company achieving certain annual consolidated EBITDA targets. Accordingly, the Reporting Persons may be deemed to have voting power with respect to an aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors (excluding the Reporting Persons), over which the Reporting Persons may be deemed to share voting power pursuant to the Voting Agreement.
  
  Row 11 This number represents the sum of (I) the aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors, over which Ventures may be deemed to share voting power pursuant to the Voting Agreement; and (II) the aggregate of 484,202,796 Ordinary Shares over which Ventures has sole voting power, including the Ordinary Shares directly held by Ventures and the Ordinary Shares issuable to Ventures upon exercise of the Ventures Closing Warrant.
  
  Row 13 Based on 2,462,268,603 Ordinary Shares outstanding upon completion of the transactions described herein.
- Eduardo Fernandez Mac Auliffe: type of reporting person: other (OO); citizenship or place of organization: Chile (F3); member of a group; source of funds: other (OO); sole voting power 484,202,796; shared voting power 1,593,346,647; sole dispositive power 484,202,796; shared dispositive power 0; aggregate amount beneficially owned 2,077,549,443 (84.38% of the class)
  Comment: * Rows 7 and 9: This number represents the sum of 484,202,796 ordinary shares ("Ordinary Shares") of Procaps Group, S.A. (the "Issuer" or the "Company") that are currently held by Flying Fish Ventures L.P. ("Ventures") of which: (a) 2,660,000 Ordinary Shares were previously held by Ventures, (b) 443,700,169 Ordinary Shares were issued to Ventures pursuant to the Subscription Agreement dated April 3, 2025, entered into among Ventures, Santana S.A. ("Santana"), Saint Thomas Commercial S.A. ("ST Commercial") and the Company (the "Santana Investors Subscription Agreement"); (c) 8,514,835 Ordinary Shares were issued to Ventures pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into among the Issuer, Ventures, Santana and ST Commercial (the "Santana Investors Conversion Agreement") in connection with the conversion of secured convertible notes in the principal amount of US$537,541.58, acquired by Ventures as a result of the assignment from Hoche Partners Pharma Holding S.A. ("Hoche") to Santana, ST Commercial and Ventures of certain rights to the secured convertible notes (the "Secured Convertible Notes") issued by the Company under that certain Secured Convertible Note Subscription Agreement, originally entered into on November 29, 2024, as amended by that certain Amendment No. 1 dated, April 3, 2025 between Hoche and the Issuer (the "Note Subscription Agreement"); and (d) 29,327,792 Ordinary Shares issuable to Ventures at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,851,463.54 (the "Ventures Closing Warrant"), issued by the Company to Ventures on April 9, 2025 pursuant to the Santana Investors Conversion Agreement, following an assignment of rights to receive such warrant from Hoche to Ventures.
  
  Row 8: This number represents the sum of (I) (i) 15,877,516 Ordinary Shares previously held by Hoche, and (ii) 610,618,300 Ordinary Shares issued to Hoche pursuant to the Subscription and Conversion Agreement entered into between Hoche and the Company dated as of April 9, 2025 (the "Hoche Conversion Agreement") in connection with the conversion of Secured Convertible Notes in the principal amount of $38,548,333.33 issued under the Note Subscription Agreement, at a conversion price of $0.06313 per share; and (iii) 79,201,647 Ordinary Shares issuable to Hoche under a warrant (the "Hoche Closing Warrant") issued to Hoche by the Company on April 9, 2025, for a face amount of $5,000,000 (the "Hoche Closing Warrant Amount"), which may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Hoche Closing Warrant Amount by $0.06313; (II) 67,333,746 Ordinary Shares held by the Sognatore Trust, ("Sognatore"), the Simphony Trust ("Simphony"), and the Deseja Trust ("Deseja" and together with Sognatore and Simphony, the "Minski Trusts"), over which the Minski Trusts have granted an irrevocable proxy (the "Proxy") to Hoche further to the shareholder nomination and voting agreement (the "Minski Shareholder Nomination Agreement"), entered into between Hoche, Alejandro Weinstein (an individual that controls Hoche), Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony, and Commonwealth Trust Company, acting as trustee of Deseja. (The Proxy has been granted to Hoche until (x) the termination of the Minski Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein's term as Chairman of the Board of Directors of the Company; or (z) the voluntary resignation of Alejandro Weinstein as Chairman of the Board of Directors of the Company, whichever is earlier. However, the Proxy does not apply in connection with certain change of control events or amendment of the size or composition of the Board of Directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders that are parties to the Minski Shareholder Nomination Agreement ("Supermajority Approval")); (III) the aggregate number of Ordinary Shares held by (or issuable to) Becaril S.A. ("Becaril") or Chemo Project S.A. ("Chemo"), consisting of: (i) with respect to Becaril: (a) 299,560,430 Ordinary Shares issued to Becaril pursuant to the Subscription Agreement dated April 3, 2025 entered into among Becaril, Chemo and the Issuer (the "Insud Investors Subscription Agreement"), (b) 5,748,719 Ordinary Shares issued to Becaril pursuant to that certain Subscription and Conversion Agreement dated April 9, 2025 entered into among the Issuer, Chemo, and Becaril (the "Insud Investors Conversion Agreement") as a result of the assignment to Becaril from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, and (c) 19,800,411 Ordinary Shares issuable to Becaril at an exercise price of $0.06313 per share,upon the exercise of a warrant in the face amount of US$1,250,000 (the "Becaril Closing Warrant"), issued by the Company to Becaril on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Becaril; (ii) with respect to Chemo: (a) 299,560,430 Ordinary Shares issued to Chemo pursuant the Insud Investors Subscription Agreement, (b) 5,748,719 Ordinary Shares issued to Chemo pursuant to the Insud Investors Conversion Agreement as a result of the assignment to Chemo from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, (c) 19,800,411 Ordinary Shares issuable to Chemo at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,250,000 (the "Chemo Closing Warrant"), issued by the Company to Chemo on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Chemo; and (IV) the aggregate number of Ordinary Shares held by (or issuable to) ST Commercial or Santana, consisting of: (i) with respect to ST Commercial: (a) 280,000 Ordinary Shares previously held by ST Commercial, (b) 77,710,343 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by ST Commercial as a result of an assignment from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to ST Commercial at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "ST Commercial Closing Warrant"), issued by the Company to ST Commercial on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to ST Commercial; and, (ii) with respect to Santana: (a) 1,140,000 Ordinary Shares previously held by Santana; (b) 77,710,343 Ordinary Shares issued to Santana pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to Santana pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by Santana as a result of an assignment of rights from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to Santana at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "Santana Closing Warrant"), issued by the Company to Santana on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to Santana. On April 9, 2025, Ventures, ST Commercial, Santana, Becaril, Chemo and Hoche (collectively, the "Anchor Investors") entered into a Shareholder Nomination and Voting Agreement (the "Voting Agreement") pursuant to which the Anchor Investors agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche (the "Hoche Nominees") to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Separately, the Anchor Investors (other than Hoche) agreed among themselves to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment one individual designated by Chemo (the "Chemo Nominee"), (ii) one individual designated by Becaril (the "Becaril Nominee" and, jointly with the Chemo Nominee, the "Chemo-Becaril Nominees"), and (iii) two individuals designated by Ventures, ST Commercial and Santana, (collectively the "Santana Investors' Nominees") provided that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors' Nominees shall be independent directors. Additionally, the Voting Agreement provides that the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the date of the Voting Agreement and the Company achieving certain annual consolidated EBITDA targets. Accordingly, the Reporting Persons may be deemed to have voting power with respect to an aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors (excluding the Reporting Persons), over which the Reporting Persons may be deemed to share voting power pursuant to the Voting Agreement.
  
  Row 11 This number represents the sum of (I) the aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors, over which Ventures may be deemed to share voting power pursuant to the Voting Agreement; and (II) the aggregate of 484,202,796 Ordinary Shares over which Ventures has sole voting power, including the Ordinary Shares directly held by Ventures and the Ordinary Shares issuable to Ventures upon exercise of the Ventures Closing Warrant.
  
  Row 13 Based on 2,462,268,603 Ordinary Shares outstanding upon completion of the transactions described herein.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Name of issuer: Procaps Group, S.A.
Address of issuer's principal executive offices: 9 RUE DE BITBOURG, LUXEMBOURG, Luxembourg (N4), L-1273
Comment: This Schedule 13D relates to ordinary shares, nominal value $0.01 per share (the "Ordinary Shares") of Procaps Group, S.A., a public limited liability company (societe anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies' Register (Registre de Commerce et des Societes, Luxembourg) under number B 253360 (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of (i) Flying Fish Ventures, L.P., a Canadian limited partnership ("Ventures"), (ii) Magnolia Management GP, LLC, a Delaware limited liability company ("Ventures GP"), the general partner of Ventures and (iii) Tomas Fernandez Mac Auliffe and Eduardo Fernandez Mac Auliffe, the managers (the "Managers") of Ventures GP (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 4.
Residence or business address: The principal office and business address for the Reporting Persons is Isidora Goyenechea 3642, piso 7, Las Condes, Santiago, Chile.
Present principal occupation or employment: The principal business of Ventures is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of Ventures GP is as the managers of the Ventures. The principal occupation of the Managers is as the manager of Ventures GP and other related entities.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ventures is a Canadian limited partnership and Ventures GP is a Delaware limited liability company. The Managers are citizens of the Republic of Chile.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Ventures acquired 2,660,000 shares of the Issuer in connection with the Issuer's initial public offering in March 2021 at an offering price of $10 per share, representing a total investment of $26.6 million.

On April 9, 2025, Ventures, in exchange for a payment of $537,541.58, acquired (i) $537,541.58 aggregate principal amount of the Secured Convertible Notes of the Company and the interest accrued thereunder (the "Ventures Acquired Notes") from Hoche pursuant to an Assignment and Assumption Agreement (the "Ventures Assignment and Assumption Agreement") by and among the Company, Hoche and Ventures, and (ii) the corresponding rights of Hoche under the Note Subscription Agreement. On April 9, 2025, Ventures converted the full amount of Ventures Acquired Notes into 8,514,835 Ordinary Shares, at a conversion price of $0.06313 per share in satisfaction of the unpaid principal and interest owed by the Company with respect thereto, pursuant to the Santana Investors Conversion Agreement. On April 9, 2025, in connection with Venture's acquisition of the Ventures Acquired Notes, Ventures received from Hoche pursuant to a Warrant Rights Assignment Agreement among Hoche, the Company, and Ventures (the "Ventures Warrant Rights Assignment Agreement") Hoche's right under the Note Subscription Agreement to acquire from the Company, upon conversion of the Ventures Acquired Notes, the Ventures Closing Warrant. Upon conversion of the Ventures Acquired Notes (as described above in this paragraph), Ventures received the Ventures Closing Warrant from the Company pursuant to the terms of the Note Subscription Agreement. The source of funds for such transactions was working capital of Ventures. On April 3, 2025, the Issuer entered into the Santana Investors Subscription Agreement with Ventures, Santana and ST Commercial, pursuant to which, among other things, the Issuer sold 443,700,169 Ordinary Shares to Ventures for an aggregate purchase price of $28,010,791.70. The source of funds for the acquisition of the Ordinary Shares acquired by Ventures pursuant to such Subscription Agreement was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Persons acquired the securities covered by this Schedule 13D held by them for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Shareholder Agreement discussed in Item 6 below, depending on various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their Ordinary Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Ordinary Shares or other securities of the Issuer (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons may be deemed to beneficially own an aggregate of 2,077,549,443 Ordinary Shares. This number represents the sum of 484,202,796 ordinary shares ("Ordinary Shares") of Procaps Group, S.A. (the "Issuer" or the "Company") that are currently held by Flying Fish Ventures L.P. ("Ventures") of which: (a) 2,660,000 Ordinary Shares were previously held by Ventures, (b) 443,700,169 Ordinary Shares were issued to Ventures pursuant to the Subscription Agreement dated April 3, 2025, entered into among Ventures, Santana S.A. ("Santana"), Saint Thomas Commercial S.A. ("ST Commercial") and the Company (the "Santana Investors Subscription Agreement"); (c) 8,514,835 Ordinary Shares were issued to Ventures pursuant to the Subscription and Conversion Agreement dated April 9, 2025, entered into among the Issuer, Ventures, Santana and ST Commercial (the "Santana Investors Conversion Agreement") in connection with the conversion of secured convertible notes in the principal amount of US$537,541.58, acquired by Ventures as a result of the assignment from Hoche Partners Pharma Holding S.A. ("Hoche") to Santana, ST Commercial and Ventures of certain rights to the secured convertible notes (the "Secured Convertible Notes") issued by the Company under that certain Secured Convertible Note Subscription Agreement, originally entered into on November 29, 2024, as amended by that certain Amendment No. 1 dated April 3, 2025, between Hoche and the Issuer (the "Note Subscription Agreement"); and (d) 29,327,792 Ordinary Shares issuable to Ventures at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,851,463.54 (the "Ventures Closing Warrant"), issued by the Company to Ventures on April 9, 2025 pursuant to the Santana Investors Conversion Agreement, following an assignment of rights to receive such warrant from Hoche to Ventures. The Reporting Persons may be deemed to exercise sole voting and dispositive power over the aggregate 484,202,796 Ordinary Shares described in this Item 5(a).

The Reporting Persons also may be deemed to share voting power over an aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors (excluding the Reporting Persons). This number represents the sum of (I) (i) 15,877,516 Ordinary Shares previously held by Hoche, and (ii) 610,618,300 Ordinary Shares issued to Hoche pursuant to the Subscription and Conversion Agreement entered into between Hoche and the Company dated as of April 9, 2025 (the "Hoche Conversion Agreement") in connection with the conversion of Secured Convertible Notes in the principal amount of $38,548,333.33 issued under the Note Subscription Agreement, at a conversion price of $0.06313 per share; and (iii) 79,201,647 Ordinary Shares issuable to Hoche under a warrant (the "Hoche Closing Warrant") issued to Hoche by the Company on April 9, 2025, for a face amount of $5,000,000 (the "Hoche Closing Warrant Amount"), which may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Hoche Closing Warrant Amount by $0.06313; (II) 67,333,746 Ordinary Shares held by the Sognatore Trust, ("Sognatore"), the Simphony Trust ("Simphony"), and the Deseja Trust ("Deseja" and together with Sognatore and Simphony, the "Minski Trusts"), over which the Minski Trusts have granted an irrevocable proxy (the "Proxy") to Hoche further to the shareholder nomination and voting agreement (the "Minski Shareholder Nomination Agreement"), entered into between Hoche, Alejandro Weinstein (an individual that controls Hoche), Caoton Company, S.A., acting as trustee to Sognatore, Commonwealth Trust Company, acting as trustee to Simphony, and Commonwealth Trust Company, acting as trustee of Deseja. (The Proxy has been granted to Hoche until (x) the termination of the Minski Shareholder Nomination Agreement; (y) the expiration of Alejandro Weinstein's term as Chairman of the Board of Directors of the Company; or (z) the voluntary resignation of Alejandro Weinstein as Chairman of the Board of Directors of the Company, whichever is earlier. However, the Proxy does not apply in connection with certain change of control events or amendment of the size or composition of the Board of Directors of the Company without the prior written consent of at least 75% of the Ordinary Shares held by all shareholders that are parties to the Minski Shareholder Nomination Agreement ("Supermajority Approval")); (III) the aggregate number of Ordinary Shares held by (or issuable to) Becaril S.A. ("Becaril") or Chemo Project S.A. ("Chemo"), consisting of: (i) with respect to Becaril: (a) 299,560,430 Ordinary Shares issued to Becaril pursuant to the Subscription Agreement dated April 3, 2025 entered into among Becaril, Chemo and the Issuer (the "Insud Investors Subscription Agreement"), (b) 5,748,719 Ordinary Shares issued to Becaril pursuant to that certain Subscription and Conversion Agreement dated April 9, 2025 entered into among the Issuer, Chemo, and Becaril (the "Insud Investors Conversion Agreement") as a result of the assignment to Becaril from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, and (c) 19,800,411 Ordinary Shares issuable to Becaril at an exercise price of $0.06313 per share,upon the exercise of a warrant in the face amount of US$1,250,000 (the "Becaril Closing Warrant"), issued by the Company to Becaril on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Becaril; (ii) with respect to Chemo: (a) 299,560,430 Ordinary Shares issued to Chemo pursuant the Insud Investors Subscription Agreement, (b) 5,748,719 Ordinary Shares issued to Chemo pursuant to the Insud Investors Conversion Agreement as a result of the assignment to Chemo from Hoche of certain rights to the Secured Convertible Notes in the principal amount of US$362,916.67 issued under the Note Subscription Agreement, (c) 19,800,411 Ordinary Shares issuable to Chemo at an exercise price of $0.06313 per share, upon the exercise of a warrant in the face amount of US$1,250,000 (the "Chemo Closing Warrant"), issued by the Company to Chemo on April 9, 2025 following an assignment of rights to receive such warrant from Hoche to Chemo; and (IV) the aggregate number of Ordinary Shares held by (or issuable to) ST Commercial or Santana, consisting of: (i) with respect to ST Commercial: (a) 280,000 Ordinary Shares previously held by ST Commercial, (b) 77,710,343 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to ST Commercial pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by ST Commercial as a result of an assignment from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to ST Commercial at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "ST Commercial Closing Warrant"), issued by the Company to ST Commercial on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to ST Commercial; and, (ii) with respect to Santana: (a) 1,140,000 Ordinary Shares previously held by Santana; (b) 77,710,343 Ordinary Shares issued to Santana pursuant to the Santana Investors Subscription Agreement, (c) 1,491,301 Ordinary Shares issued to Santana pursuant to the Santana Investors Conversion Agreement in connection with the conversion of Secured Convertible Notes in the principal amount of US$94,145.88 acquired by Santana as a result of an assignment of rights from Hoche to the Secured Convertible Notes issued under the Note Subscription Agreement; and (d) 5,136,515 Ordinary Shares issuable to Santana at an exercise price of $0.06313 per share, upon the exercise of a warrant (the "Santana Closing Warrant"), issued by the Company to Santana on April 9, 2025 in the face amount of US$324,268.23 following an assignment of rights to receive such warrant from Hoche to Santana. On April 9, 2025, Ventures, ST Commercial, Santana, Becaril, Chemo and Hoche (collectively, the "Anchor Investors") entered into a Shareholder Nomination and Voting Agreement (the "Voting Agreement") pursuant to which the Anchor Investors agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche (the "Hoche Nominees") to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Separately, the Anchor Investors (other than Hoche) agreed among themselves to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment one individual designated by Chemo (the "Chemo Nominee"), (ii) one individual designated by Becaril (the "Becaril Nominee" and, jointly with the Chemo Nominee, the "Chemo-Becaril Nominees"), and (iii) two individuals designated by Ventures, ST Commercial and Santana, (collectively the "Santana Investors' Nominees") provided that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors' Nominees shall be independent directors. Additionally, the Voting Agreement provides that the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the date of the Voting Agreement and the Company achieving certain annual consolidated EBITDA targets. As a result, the Reporting Persons may be deemed to have shared voting power over the aggregate number of Ordinary Shares held by (or issuable to) the Anchor Investors (but not shared dispositive power over such Ordinary Shares).

The calculations of the beneficial ownership, sole voting power and dispositive power are also dependent on the occurrence of certain events and conditions described in the underlying agreements, including the actual exercise of the Ventures Closing Warrant. The Reporting Persons will file an updated Schedule 13D amendment in case of any material change to its beneficial ownership resulting from further issuances, exercises, or contractual developments.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to exercise sole voting and dispositive power over an aggregate of 484,202,796 Ordinary Shares described in Item 5(a) above. The Reporting Persons also may be deemed to share voting power (but not dispositive power) over an aggregate of 1,593,346,647 Ordinary Shares held by (or issuable to) the Anchor Investors (excluding the Reporting Persons) described in Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no transactions in the Ordinary Shares effected during the past 60 days by any person named in Item 2 hereof.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Items 3 and is hereby incorporated by reference herein.

Subscription Agreement

On April 3, 2025, the Issuer entered into the Santana Investors Subscription Agreement with Ventures, Santana and ST Commercial, pursuant to which, among other things, the Issuer, on April 9, 2025, sold 443,700,169 Ordinary Shares to Ventures for an aggregate purchase price of $28,010,791.70. A copy of the Santana Investors Subscription Agreement is filed with this Schedule 13D as Exhibit 1 and is incorporated herein by reference in its entirety.

Assignment and Assumption Agreements and Subscription and Conversion Agreement

On April 9, 2025, Ventures, in exchange for a payment of $537,541.58, acquired (i) $537,541.58 aggregate principal amount of the Secured Convertible Notes of the Company and the interest accrued thereunder (the "Ventures Acquired Notes") from Hoche pursuant to an Assignment and Assumption Agreement (the "Ventures Assignment and Assumption Agreement") by and among the Company, Hoche and Ventures, and (ii) the corresponding rights of Hoche under the Note Subscription Agreement. On April 9, 2025, Ventures converted the full amount of Ventures Acquired Notes into 8,514,835 Ordinary Shares, at a conversion price of $0.06313 per share in satisfaction of the unpaid principal and interest owed by the Company with respect thereto, pursuant to the Santana Investors Conversion Agreement. On April 9, 2025, in connection with Venture's acquisition of the Ventures Acquired Notes, Ventures received from Hoche pursuant to a Warrant Rights Assignment Agreement among Hoche, the Company, and Ventures (the "Ventures Warrant Rights Assignment Agreement") Hoche's right under the Note Subscription Agreement to acquire from the Company, upon conversion of the Ventures Acquired Notes, the Ventures Closing Warrant. Upon conversion of the Ventures Acquired Notes (as described above in this paragraph), Ventures received the Ventures Closing Warrant from the Company pursuant to the terms of the Note Subscription Agreement. A copy of the Ventures Assignment and Assumption Agreement, the Ventures Warrant Rights Assignment Agreement, and the Santana Investors Conversion Agreement is filed with this Schedule 13D as Exhibits 5, 6, and 7 and is incorporated herein by reference in its entirety.

Amended and Restated Registration Rights Agreement

In connection with the offering, the Issuer entered into that certain Amended and Restated Registration Rights Agreement dated March 24, 2025 (the "A&R RRA"), with Hoche, Caoton Company, S.A., acting as trustee to the Sognatore Trust, ("Sognatore"), Commonwealth Trust Company, acting as trustee to the Simphony Trust ("Simphony") and Commonwealth Trust Company, acting as trustee of the Deseja Trust ("Deseja" and together with Sognatore and Simphony, the "Minski Trusts"), to amend and restate that certain Registration Rights and Lock-Up Agreement dated September 29, 2021, entered into by and among the Company, Hoche, the Minski Trusts and the other shareholders of the Company parties thereto (the "Original RRA"). Upon Closing, on April 9, 2025, each of the Investors entered into that certain Joinder Agreement, with the Company's acknowledgement and acceptance, pursuant to which the Investors became parties to the A&R RRA. Hoche, the Minski Trusts, the other shareholders of the Company party to the Original RRA, and the Investors, The A&R RRA provides, among other things, that to the extent the Company remains subject to the reporting obligations of the Securities Exchange Act of 1934 (the "Exchange Act") and the board of directors of the Company has not determined, in its sole discretion, to pursue termination of the registration under the Exchange Act, the Company shall within thirty (30) days after the Company has (i) filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the SEC, and (ii) is otherwise current on all reports required to be filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act, file a registration statement under the Securities Act to permit the public resale of all the Ordinary Shares subject to registration pursuant to the Original RRA and all Ordinary Shares issued to Hoche and the Investors in connection with their respective Subscription Agreements, the conversion of the Secured Convertible Notes and the warrants issued to Ventures and the other Anchor Investors, once exercised, on the terms and conditions specified therein. Additionally, the A&R RRA provides for customary piggyback registration rights in connection with the Ordinary Shares subject to registration pursuant to the Original RRA and all Ordinary Shares issued to Hoche and the Investors in connection with their respective Subscription Agreements, the conversion of the Secured Convertible Notes and the warrants issued to Ventures and the other Anchor Investors, once exercised. A copy of the A&R RRA is attached to this Schedule 13D as Exhibit 3 and is incorporated herein by reference in its entirety. Shareholder Nomination and Voting Agreement On April 9, 2025, Ventures, Becaril, ST Commercial, Santana and Hoche (collectively, the "Anchor Investors") entered into a Shareholder Nomination and Voting Agreement (the "Voting Agreement") pursuant to which the Anchor Investors agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche (the "Hoche Nominees") to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Separately, the Anchor Investors (without Hoche) agreed among themselves to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment one individual designated by Chemo (the "Chemo Nominee"), (ii) one individual designated by Becaril (the "Becaril Nominee" and, jointly with the Chemo Nominee, the "Chemo-Becaril Nominees"), and (iii) two individuals designated by Ventures, ST Commercial and Santana, collectively (the "Santana Investors' Nominees"); provided that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors' Nominees shall be independent directors. Additionally, the Voting Agreement provides that the Anchor Investors shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the date of the agreement and the Company achieving certain annual consolidated EBITDA targets. A copy of the Voting Agreement is attached to this Schedule 13D as Exhibit 2 and is incorporated herein by reference in its entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 1 Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A. (filed as Exhibit 10.2 to the Issuer's Current Report on Form 6-K and incorporated herein by reference)

Exhibit No. 2* Shareholder Nomination and Voting Agreement, dated as of April 9, 2025, by and among Hoche Partners Pharma Holdings S.A., Chemo Project S.A., Becaril S.A., Flying Fish Ventures L.P., Saint Thomas Commercial S.A. and Santana S.A.

Exhibit No. 3 Form of Amended and Restated Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer's Current Report on Form 6-K and incorporated herein by reference)

Exhibit No. 4* Joint Filing Agreement * Filed herewith.

Exhibit No. 5* Assignment and Assumption Agreement, dated as of April 9, 2025, by and between Hoche Partners Parma Holdings S.A., Flying Fish Ventures L.P and Procaps Group, S.A.

Exhibit No. 6* Warrant Rights Assignment Agreement, dated as of April 9, 2025, by and between Hoche Partners Parma Holdings S.A., Flying Fish Ventures L.P and Procaps Group, S.A.

Exhibit No. 7* Subscription and Conversion Agreement, dated April 9, 2025, by and between Procaps Group, S.A., Flying Fish Ventures L.P, Saint Thomas Commercial S.A. and Santana S.A.

Exhibit No. 8* Limited Power of Attorney for Flying Fish Ventures L.P.

## Signatures
- Flying Fish Ventures, L.P.: /s/ Ezequiel A. Camerini, Ezequiel A. Camerini, Attorney-in-Fact (04/22/2025)
- Magnolia Management GP LLC: /s/ Leon Viale Eduardo Fernandez, Leon Viale Eduardo Fernandez, Manager (04/22/2025)
- Tomas Fernandez Mac Auliffe: /s/ Tomas Fernandez Mac Auliffe, Tomas Fernandez Mac Auliffe (04/22/2025)
- Eduardo Fernandez Mac Auliffe: /s/ Eduardo Fernandez Mac Auliffe, Eduardo Fernandez Mac Auliffe (04/22/2025)